Filed Pursuant to Rule 424(b)(5)

File No. 333-111702

PROSPECTUS SUPPLEMENT
(To the Prospectus dated January 12, 2004)

10,500,000 Shares

COMMON STOCK

ON Semiconductor Corporation is offering 10,500,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ONNN”. The last reported sale price of our common stock on April 6, 2006 was $7.11 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-12 of this prospectus supplement.

PRICE $7.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ON Semiconductor
Per Share	$7.00	$0.14	$6.86
Total	$73,500,000	$1,470,000	$72,030,000

ON Semiconductor Corporation has granted Morgan Stanley & Co. Incorporated the right to purchase up to an additional 1,131,063 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on April 12, 2006.

MORGAN STANLEY

April 6, 2006

As used in this prospectus supplement, the “Company,” “we,” “us,” “our” or “our company” refer, as the context requires, to:

•	ON Semiconductor Corporation, together with its wholly owned direct subsidiaries, including Semiconductor Components Industries, LLC, and its wholly owned indirect subsidiaries;

•	solely in the context of our historical operations or results prior to our becoming an independent company as a result of our August 4, 1999 recapitalization, the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc.; and

•	ON Semiconductor Corporation as the issuer of the securities offered hereby.

The ON Semiconductor logo is a registered trademark of Semiconductor Components Industries, LLC.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or phone number:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

investor@onsemi.com

(602) 244-3437

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus supplement certain information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, including any filings after the date of this prospectus supplement, until we have sold all the securities to which this prospectus supplement relates or this offering is otherwise terminated. The information that we incorporate by reference is an important part of this prospectus supplement. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes such statement.

We incorporate by reference into this prospectus supplement the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on February 22, 2006 (the “Form 10-K”);

•	our Proxy Statement filed with the SEC on April 12, 2005;

•	our Current Reports on Form 8-K filed with the SEC on February 16, 2005, February 18, 2005, March 14, 2005, May 25, 2005, May 27, 2005, August 22, 2005, September 20, 2005, November 14, 2005, February 17, 2006, February 28, 2006, March 16, 2006 and March 29, 2006; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on April 21, 2000.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information incorporated into this document by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this prospectus supplement and in the information incorporated into this prospectus supplement by reference. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus supplement are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross profit pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our SEC filings. See in particular the “Risk Factors” section of this prospectus supplement and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this prospectus and other information in this prospectus supplement or reports filed with the SEC before making any investment decision with respect to the securities. If any of the trends, risks or uncertainties set forth in the “Risk Factors” section of this prospectus and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PRINCIPAL EXECUTIVE OFFICE

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008 and our telephone number is (602) 244-6600.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more comprehensive understanding of our company and the common stock being sold in this offering, you should read this entire document (including the section entitled “Risk Factors” and the documents we have incorporated by reference). Industry or business terms used but not defined in this summary are defined in the “Business” section of our Form 10-K.

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including computing, automotive electronics, consumer electronics, industrial electronics, wireless communications and networking. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio increased from approximately 26,000 products in 2004 to approximately 30,800 products in 2005, due to the introduction of additional lead-free products, and we shipped approximately 27.9 billion units in 2005. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever-shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We have approximately 203 direct customers worldwide, and we also service approximately 328 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Intel, Motorola, Nokia, Philips, Siemens and Sony; (2) electronic manufacturing service providers, such as Flextronics, Jabil and Solectron; and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

We currently have major design operations in Arizona, Rhode Island, Texas, China, the Czech Republic, Korea and France, and we currently operate manufacturing facilities in Arizona, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Our Products

Power Management and Standard Analog.    One of the fastest growing sectors within the analog market is power management. We are a global supplier of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC/DC converters, AC/DC converters, linear regulators, pulse width modulation (PWM)/power factor modulation (PFM) controllers, power factor controller (PFC) pre-regulators and battery charging/management integrated circuits. Our products are engineered and manufactured to meet the power management needs of high-performance applications in the wireless, automotive and computing markets. Specifically in the computing market, we design controllers that meet the power requirements for today’s advanced microprocessors.

MOS Power Devices.    We are a global supplier of power devices and ignition insulated gate bipolar transistors (IGBT’s). We have a complete power management portfolio of devices ranging from 8V up to 400V. Our products are engineered and manufactured to meet the power management needs of high-performance applications in the wireless, automotive and computing markets. We are advancing our portfolio to include multi-function integrated circuits (IC’s) and multi-chip modules for the automotive and computing markets.

High Frequency Clock and Data Management.    Our high frequency clock and data management products consist primarily of high margin emitter-coupled logic products. We are the market leader in this area with a market share in excess of 75%. We design and deliver application-specific integrated circuits using advanced technologies that address the high-performance needs of networking infrastructure, advanced test equipment and high end computing. Our extensive clock and data management portfolio, led by our GigaComm family, is designed into state-of-the-art systems such as communication and networking switches, high-end servers, high-performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today’s advanced networks, including Asynchronous Transfer Mode (ATM), Enterprise Networks, Storage Area Networks (SAN) and Internet Protocol (IP) applications.

Standard Components.    We are a global supplier of standard semiconductors. We have special competencies in manufacturing surface mount packages. Our broad product line includes MicroIntegration™, MiniGate™ logic, small signal transistors and diodes, zeners, rectifiers, standard logic integrated circuits, bipolar power transistors and thyristors. Standard components are essential in substantially all modern pieces of electronic equipment, including computers, printers, wireless communication devices, DVD and MP3 players, video game consoles and automotive navigation systems.

Sales, Marketing and Distribution

As of December 31, 2005, our global sales and marketing organization consisted of approximately 510 professionals operating out of 41 offices and serving customers in 51 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers’ needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our laboratories in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions.

Recent Developments

On April 6, 2006, Semiconductor Components Industries, LLC, our primary operating subsidiary, executed a definitive agreement with LSI Logic Corporation (“LSI Logic”) to purchase LSI Logic’s Gresham, Oregon wafer fabrication facility and certain other semiconductor manufacturing equipment for a total of approximately $105 million in cash. We paid LSI Logic a deposit of $10.5 million concurrently with the execution of the definitive agreement, are obligated to pay $79.5 million at closing, and expect to pay the remaining balance within 90 days after closing. The assets to be purchased include an approximately 83 acre campus with an estimated 500,000 square feet of building space of which approximately 98,000 square feet is clean room. The 200 mm capable tool-set and equipment included in the transaction is currently capable of producing 18,000 8-inch wafers per month.

Pursuant to the acquisition agreement, we will offer employment to substantially all of the LSI Logic manufacturing employees currently working at the Gresham facility. The skilled process development and operational expertise of Gresham’s employee base are a critical aspect of the transaction, which we believe will help enable us to produce high-volume, low-cost, high-performance analog and digital power products down to 0.18 micron levels—with toolset capabilities down to the 0.13 micron level in the future. In the long term, we believe that the access gained to submicron cell libraries, skilled process development engineers, operational expertise and process development know-how through this transaction will enable us to expand our portfolio of high performance analog and power products.

In connection with this transaction, we will enter into several related agreements with LSI Logic, including a Wafer Supply and Test Agreement, Intellectual Property License Agreement, Transition Services Agreement and Facilities Use Agreement. LSI Logic will retain ownership after the closing of its product designs, in-process inventory and external customer receivables and will provide for assembly and final test services, sales, marketing and distribution functions related to its products. Under the Wafer Supply and Test Agreement, LSI Logic will commit to purchase approximately $200 million of wafer supply and certain test services over an initial period of 2 years. We will also provide LSI Logic with access to certain wafer supply and certain test services for up to 4 years, under additional terms that will be negotiated after the 2-year commitment period. It is expected that the Wafer Supply and Test Agreement will enable us to offset much of the fixed costs associated with operating the Gresham facility in the transition period when we are ramping the production of our wafers in Gresham. The agreement will also enable LSI Logic to ensure quality and supply to its customer base. Through a non-recurring engineering arrangement with LSI Logic, we have already begun to run wafers in Gresham and have received our first test wafers from production.

The transaction is expected to result in a slight reduction (approximately 100 basis points) in our 2006 gross margin. The transaction is subject to certain closing conditions, including regulatory approval. Closing of the transaction currently is expected to occur in approximately 45 days from the date of this prospectus supplement. Our payment obligations in connection with the transaction are expected to be satisfied with existing cash balances, cash flow from operations, proceeds from sales of existing assets and the proceeds from this offering. See “Use of Proceeds.”

While we have approximately one more week before closing our books on first quarter 2006 results, we believe that our previous guidance for the first quarter of 2006, provided in our February 2, 2006 earnings release and conference call is still accurate. We continue to believe that revenues for the first quarter of 2006 will be approximately $330 million, gross margins will be approximately 35% and average selling prices will be down sequentially by approximately 1%. Bookings continue to be strong and backlog levels at the beginning of the second quarter of 2006 were up from backlog levels at the beginning of the first quarter of 2006. We will provide further details on first quarter 2006 results and second quarter 2006 guidance in our earnings release and during our conference call scheduled for April 27, 2006.

The capital expenditures necessary to expand our fabrication capacity through the acquisition were already part of our current 5-year capital expenditure plan, and the asset purchase of the Gresham facility represents an acceleration of what we had already planned to spend. We believe that this purchase enables us to introduce new products faster and accelerates our internal capability roadmap, while the supply agreement allows us to offset projected fixed costs.

We anticipate that the purchase of the Gresham 8-inch wafer facility will accelerate our technology roadmap—enabling us to develop a larger mix of high-performance submicron analog and digital power products. We currently own and operate 4-inch and 6-inch wafer fabrication facilities throughout the world and the capabilities of the Gresham 8-inch facility are consistent with our commitment to our customers to supply state-of-the-art technology in high volumes and at a low cost. We believe that demand for our submicron high performance products will continue to increase. We anticipate that securing advance manufacturing capabilities, process development know-how and operational expertise in deep submicron technologies will support our long-term strategic roadmap. The Gresham facility purchase provides us with cost-effective advanced manufacturing capabilities in a much shorter time frame and on more favorable terms than expanding our existing fabrication infrastructure.

THE OFFERING

Issuer	ON Semiconductor Corporation, a Delaware corporation

Common stock offered hereby	10,500,000 shares

Over-allotment option	1,131,063 shares

Shares outstanding upon completion of this offering (assuming the over-allotment option is exercised in full)(1)	323,978,806 shares

Dividend Policy

We have not paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders. See “Common Stock Price Range and Dividend Policy.”

Use of Proceeds

We intend to use the net proceeds of the offering to finance a portion of the approximately $105 million purchase price that we have agreed to pay to LSI Logic to acquire its Gresham, Oregon wafer fabrication facility and certain other semiconductor manufacturing equipment. See “Use of Proceeds.”

Nasdaq National Market symbol	ONNN

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the 312,347,743 outstanding shares at March 30, 2006. The share numbers above do not take into account:

•	2,410,786 shares of common stock issuable, as of March 30, 2006, upon the exercise of options granted prior to our initial public offering, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	27,422,256 shares of common stock issuable, as of March 30, 2006, upon the exercise of options granted after our initial public offering, at an average exercise price of $5.61 per share, under our 1999 Founders Stock Option Plan and our amended and restated 2000 Stock Incentive Plan;

•	22,470,014 additional shares of common stock reserved, as of March 30, 2006, for future issuance under our 1999 Founders Stock Option Plan, our amended and restated 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan;

•	26,490,074 shares of common stock issuable upon conversion of our zero coupon convertible senior subordinated notes due 2024 (the “2024 notes”); and

•	up to 16,637,473 shares of common stock issuable upon conversion of our 1.875% convertible senior subordinated notes due 2025 (the “2025 notes”) (the number issuable if (a) the net share settlement feature of the notes were disregarded and the entire conversion value of the notes were deliverable in shares of common stock and (b) the maximum number of shares issuable as a result of a fundamental change were to become issuable).

See “Capitalization.”

SUMMARY FINANCIAL AND OTHER DATA

The following table summarizes certain of our financial and other data for the periods indicated. We derived the statement of operations and cash flow data set forth below for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements incorporated by reference from our Form 10-K. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto included in the Form 10-K.

	Year Ended December 31,
	2003	2004	2005
	(in millions, except per share data)
Statement of Operations Data:
Total revenues	$1,069.1	$1,266.9	$1,260.6
Gross profit	300.7	409.9	418.5
Research and development expense	85.5	94.4	93.7
Selling and marketing expense	63.0	73.8	79.3
General and administrative expense	69.2	72.2	74.6
Restructuring, asset impairments and other, net(1)	61.2	19.6	3.3
Operating income	15.9	149.9	167.6
Income (loss) before cumulative effect of accounting change(2)	(145.2)	(123.7)	103.5
Net income (loss)	(166.7)	(123.7)	100.6
Net income (loss) applicable to common stock(3)	(176.4)	(135.1)	62.3
Basic net income (loss) per share of common stock	$(0.94)	$(0.55)	$0.24
Diluted net income (loss) per share of common stock	$(0.94)	$(0.55)	$0.21

	As of December 31, 2004	As of December 31, 2005

	(in millions)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$185.7	$233.3
Receivables, net	131.5	160.2
Inventories, net	193.4	169.5
Net working capital	211.9	202.0
Property, plant and equipment, net	472.0	438.5
Total assets	1,110.1	1,148.5
Total long-term debt (including current maturities)	1,151.8	1,067.0
Total stockholders’ equity (deficit)(4)	(537.8)	(300.3)

	Year Ended December 31,
	2003	2004	2005
	(in millions)
Cash Flow Data:
Net cash provided by operating activities	$45.7	$38.4	$193.1
Net cash provided by (used in) investing activities	(55.2)	(150.6)	34.8
Net cash provided by (used in) financing activities	4.4	31.4	(99.6)

Other Data
Capital expenditures	59.8	81.8	46.1
Depreciation and amortization	127.8	102.1	99.0

(1)

Results of operations for the year ended December 31, 2003 include restructuring, asset impairments and other charges of $61.2 million and are comprised of $7.0 million to cover employee separation costs, $30.7 million of fixed asset impairments, $1.8 million of costs related to termination of contracts, $25.6 million of other non-cash impairment charges primarily related to developed technology from our acquisition of Cherry Semiconductor in 2000 and additional charges of $0.7 million, which were partially offset by a gain of $4.6 million relating to the sale of our Guadalajara, Mexico facility. Results of operations for the year ended December 31, 2004 include restructuring, asset impairments and other charges of $19.6 million and are comprised of $4.1 million to cover employee separation costs offset by the reversal of $1.3 million of employee separation costs reserve, $2.5 million of exit costs offset by the reversal of $1.0 million of cash exit costs reserve, $3.3 million of asset impairments associated with the East Greenwich, Rhode Island facility and the closure of the assembly and test operations in Roznov, the Czech Republic and $12.0 million related to loss on sale of fixed assets. Results of operations for the year ended December 31, 2005 include restructuring, asset impairment and other charges of $3.3 million and are comprised of $4.7 million to cover employee separation costs and $0.6 million of exist costs, which are partially offset by the reversal of $1.3 million of employee separation cost reserve, the reversal of $0.2 million of restructuring costs previously recorded and a $0.5 million gain on sale of fixed assets related to the sale of portions of land at East Greenwich, Rhode Island facility.

(2)	During the second quarter of 2003, we changed our method of accounting for net unrecognized actuarial gains or losses relating to our defined benefit pension obligations. Historically, we amortized our net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. Effective January 1, 2003, we no longer defer actuarial gains or losses and will recognize such gains and losses during the fourth quarter of each year, which is the period in which our annual pension plan actuarial valuations are prepared. The impact of this change for periods prior to January 1, 2003 was a charge of $21.5 million, both before and after income taxes.

In 2005, we adopted FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” (“Statement 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The impact of the adoption of FIN 47 to our financial condition and results of operations was a charge of $2.9 million, net of an income tax benefit of $0.3 million, for the year ended December 31, 2005.

(3)	Net income (loss) applicable to common stock for the years ended December 31, 2005, 2004, and 2003, reflects the deduction of dividends on our redeemable preferred stock that was held by TPG ON Holdings LLC, an affiliate of Texas Pacific Group (or TPG), our controlling stockholder, until November 10, 2005. On November 10, 2005, we entered into a Conversion and Termination Agreement with an affiliate of TPG to convert its preferred stock into approximately 49.4 million shares of our common stock. To induce the conversion, we issued approximately 3.9 million additional shares of our common stock to such affiliate of TPG. Following the conversion, none of the authorized shares of preferred stock remained outstanding. Net income (loss) applicable to common stock for the years ended December 31, 2003, 2004, and 2005, reflects the deduction of dividends of $9.2 million, $9.9 million and $9.2 million, respectively; the accretion of the increase in redemption value of our redeemable preferred stock of $0.5 million in 2003, $1.5 million in 2004 and $(1.0) million in 2005; the dividend from inducement shares issued upon conversion of convertible redeemable preferred stock of $20.4 million in 2005; and the allocation of undistributed earnings to preferred shareholders of $9.7 million in 2005.

(4)	The decrease in stockholders’ deficit between December 31, 2004 and December 31, 2005 was primarily attributable to the issuance of shares from the conversion of preferred stock of $139.2 million and our net income of $100.6 million for the year ended December 31, 2005.

RISK FACTORS

You should carefully consider the risk factors described below before purchasing our common stock.

Trends, Risks and Uncertainties Related to the Acquisition

If we fail to retain the highly-skilled personnel currently employed at the Gresham manufacturing facility, our ability to successfully integrate the facility and realize the benefits of the acquisition could deteriorate.

The success of the acquisition of the Gresham manufacturing facility depends upon our ability to retain the highly skilled technical, managerial and operations personnel currently employed at the facility. We expect to make offers of continued employment to many of these skilled process-development engineers and other employees with operational expertise. If these employees do not accept our offer of employment, we may be required to spend significant resources engaging employees with similar expertise or may be unable to secure such employees at all. The loss of services of these employees could prevent us from introducing the high-valued added products that can be manufactured on the Gresham manufacturing facility’s advanced technology platforms, mitigating the anticipated benefits of the acquisition.

In connection with the acquisition of the Gresham manufacturing facility, we will enter into a long-term supply contract with LSI, which may result in operating losses at the facility.

During the first two years following the consummation of the acquisition of the Gresham manufacturing facility, we will rely on LSI as the sole customer under a supply contract to meet minimum guaranteed revenue commitments. If we experience an increase in the cost of raw materials or lower than anticipated yields, or if we are unable to meet the cycle-time commitments called for by the contract, we may experience losses from operations at the facility.

We may experience difficulties in integrating the Gresham manufacturing facility into our business.

Our ability to achieve the benefits we anticipate from the acquisition of the Gresham manufacturing facility will depend in large part upon whether we are able to integrate this facility into our business in an efficient and effective manner. We may not be able to integrate this facility smoothly or successfully, and the process may take longer than expected. The integration of the manufacturing facility following its acquisition will require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. If we are unable to integrate this facility successfully, we may be unable to realize the cost savings, revenue growth and other anticipated benefits we expect to achieve as a result of the acquisition and our business and results of operations could be adversely affected.

We may experience difficulties utilizing the additional capacity of the Gresham manufacturing facility in a cost-efficient manner.

After the expiration of our long-term supply contract with LSI, our ability to generate operating profits will depend upon our successful development of new products that can be produced using the technology of the Gresham manufacturing facility. Failure to successfully integrate new products into the Gresham manufacturing facility and failure to successfully market those new products could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have an adverse impact on our business and operating results.

The transition costs associated with the acquisition of the Gresham manufacturing facility may be greater than we anticipate.

In addition to the purchase price, we expect to incur significant one-time costs in connection with the acquisition of the Gresham manufacturing facility and the related integration of between $7.0 million and $12.0 million from 2006 to 2008. We also anticipate that the acquisition of the Gresham manufacturing facility will increase our fixed costs by between $90 million and $100 million annually. As a result, we expect that while our revenues will increase our gross margin percentage will be negatively impacted in 2006. The costs and liabilities actually incurred in connection with the acquisition and subsequent integration process may exceed those anticipated. Although we expect that the realization of efficiencies related to the acquisition may offset additional expenses over time and result in net cost savings, we cannot ensure that this net benefit will be achieved soon or at all.

The projections that we used in valuing the Gresham manufacturing facility were based upon assumptions that we believed to be reasonable. However, these assumptions may prove to have been incomplete or inaccurate, and our projections could differ materially from actual operating results.

Trends, Risks and Uncertainties Related to Our Business

We have experienced declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. Our revenues for 2005 were $1,260.6 million, compared to $1,266.9 million for 2004 and $1,069.1 million for 2003. We reported net income of $100.6 million in 2005 and incurred net losses of $123.7 million in 2004 and $166.7 million in 2003. Reduced end-user demand, price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business, and we may experience declines in revenue and operating losses in the future. In order to remain profitable, we must continue to successfully implement our business plan, including our cost reduction initiatives. However, we also currently face an environment of uncertain demand and pricing pressure in the markets our products address. We cannot assure you that we will be able to sustain our recent profitability.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, was severe and prolonged, and it is uncertain whether recent improvements in semiconductor industry performance will continue or whether such improvements will benefit us to the same extent as they benefit other industry participants. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we—like many of our customers and competitors—were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced demand for end-user products, underutilization of our manufacturing capacity and changes in our revenue mix could adversely impact our operating results in the near term.

Our gross profit is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross profits. As a percentage of revenues, gross profit was 33.2% for 2005, compared to 32.4% for 2004 and 28.1% for 2003. Gross profit improved in 2004 and 2005, in each case as a result of increased sales volume and cost savings from our profitability enhancement programs. Increased competition and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our profitability enhancement programs and cost reductions could adversely affect our business.

Between 2000 and the end of 2005, we implemented a number of cost reduction initiatives in response to the significant downturn in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. However, we cannot assure you that these cost reduction initiatives will, in and of themselves, help us sustain our profitability.

We recorded restructuring charges of $3.3 million in 2005, $19.6 million in 2004 and $61.2 million in 2003 to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments. The impact of these restructuring actions on our ability to compete effectively is subject to risks and uncertainties. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable factors that could adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) continue to aggressively manage, maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) expand further our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) reduce further the number of our product platforms and process flows; (6) rationalize our manufacturing operations; (7) relocate manufacturing operations or outsource to lower cost regions; (8) reduce selling and administrative expenses; (9) manage capital expenditures to forecasted production demands; (10) actively manage working capital; (11) develop new products in a more efficient manner; and (12) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict and terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations and sales of assets in the ordinary course of business, will be sufficient to meet our planned capital needs for the next 12 months. However, we expect to raise approximately $70.7 million from this offering to fund a portion of the purchase price of the Gresham manufacturing facility and it is possible that we may need to raise additional capital to fund our future activities or to consummate additional purchases of assets, businesses, products or technologies. As of March 30, 2006, we had $13.6 million of borrowing capacity available under our revolving credit facility. Subject to the restrictions contained in our senior bank facilities, we may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets, or otherwise impair our ability to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders or customer agreements and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During various periods in 2003, 2004 and 2005, short customer lead times prevailed given the overcapacity in the industry. These and other factors adversely affected our revenues during these periods.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories and presence in key markets; patent protection; and greater name recognition.

Because our components are often building block semiconductors that in some cases are integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing and information technology and equipment to remain competitive, the failure, inadequacy or delayed implementation of which could harm our ability to effectively operate our business.

Our capital expenditures were $46.1 million in 2005, $81.8 million in 2004 and $59.8 million in 2003. We expect to spend approximately $215 million on capital expenditures in 2006, including up to $106 million in connection with the acquisition of the Gresham manufacturing facility. We may be required to increase our future capital expenditures to meet increased demand.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We also may incur significant costs to implement new manufacturing and information technologies to increase our productivity and efficiency. Any such implementation, however, can be negatively impacted by failures or inadequacies of the new manufacturing or information technology and unforeseen delays in its implementation, any of which may require us to spend additional resources to correct these problems or, in some instances, to conclude that the new technology implementation should be abandoned. In the case of abandonment, we may have to recognize losses for amounts previously expended in connection with such implementation that have been capitalized on our balance sheet.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing or information technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers or if the existing downturn in the automotive market persists or deepens, our revenues and profitability could be adversely affected.

Product sales to our ten largest customers accounted in the aggregate for approximately 55%, 54% and 54% of our total revenues in 2005, 2004 and 2003, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

In 2005, approximately 19% of our total revenues were attributable to our various automotive customers. Certain of these automotive customers have been experiencing a downturn in their business, in part due to labor difficulties. On October 8, 2005, Delphi Corporation, one of our automotive customers, and certain of its U.S. subsidiaries commenced reorganization proceedings under Chapter 11 of the U.S. Federal Bankruptcy Code. In 2005, our sales to Delphi accounted for less than 3% of our total annual revenues and approximately $5.4 million of our receivables due from Delphi are subject to collection pending resolution of the reorganization proceedings.

There can be no assurance that other automotive customers will not also enter into reorganization proceedings or declare bankruptcy. We may have to change our revenue recognition practices from an accrual basis to a cash basis for these customers if the collection of accounts receivable from them is not reasonably assured, which would have an adverse impact on our profitability.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including AIT, ASE, KEC, MagnaChip, Phenitec and PSI, accounted for approximately 25%, 28% and 26% of our manufacturing costs in 2005, 2004 and 2003, respectively. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities or dilute our stockholders.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 24%, 60% and 16% of our revenues in 2005, approximately 28%, 56% and 16% of our revenues in 2004 and approximately 30%, 52% and 18% of our revenues in 2003 were derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. At times, our stock price has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

Changes in stock option accounting rules may adversely impact our results of operations prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

Technology companies like ours have a history of using broad-based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting

Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” allowed companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” with a pro forma disclosure of the impact on net income (loss) of using the fair value recognition method. We have elected to apply APB 25 and, accordingly, we generally do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our common stock on the date of grant. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123R, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. The guidance provides that employee stock options and employee stock purchase plan shares are included within the term “share-based compensation arrangements.” Public companies will be required to apply SFAS No. 123R as of the first annual reporting period beginning after June 15, 2005. The cumulative effect of initially applying SFAS No. 123R, if any, is recognized as of the required effective date. We plan to adopt SFAS No. 123R using the modified prospective application method as defined by SFAS No. 123R and, accordingly, will begin recognizing compensation expense in the first quarter of 2006. In light of our anticipated adoption of FAS 123R, we and our compensation committee are re-evaluating our current incentive compensation strategies. Based on this re-evaluation, we may make changes to our policies and procedures regarding equity-based compensation. The adoption of SFAS No. 123R beginning in the first quarter of fiscal 2006 will have an adverse impact on our results of operations as we will be required to expense the fair value of our share-based compensation arrangements rather than disclosing the impact on results of operations within our footnotes in accordance with the disclosure provisions of SFAS No. 123. This could negatively impact our future common stock price. In addition, this could impact our ability to utilize broad-based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications and we cannot assure you that:

•	any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our 1999 recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our former officers, current and former directors and various investment banking firms who acted as underwriters in connection with our initial public offering in May 2000. In April 2002, the plaintiffs filed a consolidated, amended complaint that supercedes the individual complaints originally filed. The amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. On July 15, 2002, together with other issuer defendants, we filed a collective motion to dismiss the class action lawsuit. On February 19, 2003, the Court dismissed claims brought against us under the antifraud provisions of the securities laws with prejudice. However, the Court denied the motion to dismiss claims brought under the registration provisions of the securities laws. In addition, the parties have stipulated to the voluntary dismissal without prejudice of claims brought against the current and former directors and officers who were named as individual defendants in the litigation. In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation.

Consummation of the proposed settlement is conditioned upon obtaining approval by the Court. On September 1, 2005, the Court preliminarily approved the proposed settlement, directed that notice of the terms of the proposed settlement be provided to class members and scheduled a fairness hearing, at which objections to the proposed settlement will be heard. Thereafter, the Court will determine whether to grant final approval to the proposed settlement. If this proposed settlement is ultimately approved by the Court, it would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

We are subject to litigation risks.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit. We are involved in a variety of routine legal matters that arise in the normal course of business. These matters typically fall into the following broad categories: those involving suppliers and customers, employment and labor, and intellectual property. We believe it is unlikely that the final outcome of these legal claims will have a material adverse effect on our financial position, results of operations or cash flows. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our financial position, results of operations or cash flows.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards including Section 404 of the Sarbanes-Oxley Act.

We are spending a significant amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including under Section 404 of the Sarbanes-Oxley Act of 2002 which requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered public accounting firm. We have completed this Section 404 process for 2005, and in doing so we were required to hire additional personnel and use outside advisory services and as a result we incurred additional accounting and legal expenses. We believe that our internal control over financial reporting was effective as of December 31, 2005; however, if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as specified by applicable SEC rules and regulations and/or other applicable standards, our ability to publish accurate financial statements on a timely basis could be jeopardized and our common stock price and our business could be affected in a material adverse manner.

We do not expect that our internal control over financial reporting and, more broadly, our disclosure controls and procedures will prevent and/or detect all errors and all fraud. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. That being said, a control procedure, no matter how well designed and operated can provide only reasonable, not absolute, assurance that objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, projections of any evaluation of effectiveness to future periods has risks, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. Further, these sorts of controls and procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our 1999 recapitalization. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based on information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. The threat or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the market in which we operate and our profitability. The terrorist attacks have caused instability in the global financial markets and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

Trends, Risks and Uncertainties Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of December 31, 2005, we had total long-term indebtedness of $1,067.0 million (including current maturities, but excluding unused commitments) and interest expense of $61.5 million for the year ended December 31, 2005. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;

•	engage in sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

In addition, our senior bank facilities require that we maintain or achieve a minimum consolidated EBITDA (as defined therein). Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. As of March 1, 2006, we had $11.3 million of borrowing capacity available under our revolving credit facility. On January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at any time the amount available under our revolving credit facility is less than $2.5 million. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Trends, Risks and Uncertainties Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition or other factors;

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $27.75 on the Nasdaq National Market on May 1, 2000 to a low of $0.89 on October 4, 2002. The last reported price of our common stock on April 6, 2006 was $7.11 per share.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

Sales in the public market of a substantial number of shares of common stock could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale.

TPG, as our principal stockholder, controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

On November 10, 2005, TPG ON Holdings LLC, an affiliate of TPG, our largest shareholder, converted its Series A cumulative preferred stock into approximately 49.4 million shares of common stock. We agreed to issue to TPG ON Holdings LLC inducement shares upon conversion representing an 8% share premium of approximately 3.9 million shares of our common stock. After the conversion of the preferred stock into common stock and the payment of the inducement shares, Texas Pacific Group and its affiliates’ beneficial ownership of the Company’s common stock equaled approximately 165.2 million shares. As of March 30, 2006, these shares represented 52.9% of the total voting power of our common stock. As a result, Texas Pacific Group, through its affiliates, is able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

Purchasers in this offering will experience immediate and substantial dilution.

Prior investors have paid substantially less per share of our common stock than the price in this offering. The public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Net tangible book value represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding. As a result, based on our net tangible book value per share as December 31, 2005, investors purchasing our common stock in this offering will incur immediate dilution in net tangible book value of $7.96 per share. The exercise of outstanding options and future equity issuances at prices below the public offering price would result in further dilution to purchasers in this offering.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our common stock in the offering will be approximately $70.7 million, after deducting the underwriter’s discounts and commissions and other expenses related to the offering. If the underwriter exercises its over-allotment option to purchase additional shares from us in full, we estimate that our net proceeds will be approximately $78.4 million, after deducting the underwriter’s discounts and commissions and other related expenses. We intend to use the net proceeds of the offering to finance a portion of the approximately $105 million purchase price that we have agreed to pay to LSI Logic to acquire its Gresham, Oregon wafer fabrication facility and certain other semiconductor manufacturing equipment. See “Prospectus Summary—Recent Developments.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis, after giving effect to the receipt of net proceeds of approximately $70.7 million from this offering and the application of the net proceeds as described in “Use of Proceeds.”

The following table assumes that the underwriter does not exercise its over-allotment option.

	As of December 31, 2005
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$233.3	$304.0

Long-term debt (including current portion):
Senior bank facility	$639.1	$639.1
Zero coupon convertible senior subordinated notes due 2024	260.0	260.0
Convertible senior subordinated notes due 2025	95.0	95.0
Other debt(1)	72.9	72.9

Total long-term debt	1,067.0	1,067.0
Minority interest in consolidated subsidiaries	24.8	24.8

Stockholders’ equity (deficit):
Common stock (par value $0.01 per share, 500,000,000 shares authorized, 310,637,499 shares issued and outstanding, actual; 500,000,000 shares authorized, 322,847,743 shares issued and outstanding, as adjusted)(2)	3.1	3.2
Additional paid-in capital	1,252.7	1,323.3
Accumulated other comprehensive income (loss)	0.7	0.7
Accumulated deficit	(1,556.8)	(1,556.8)

Total stockholders’ deficit	(300.3)	(229.6)

Total capitalization	$791.5	$862.2

(1)	Other debt, actual and as adjusted, reflects a $15.4 million unsecured loan by a Japanese bank to one of our Japanese subsidiaries that requires semi-annual principal and interest payments through September 2010, a $14.0 million loan facility with a Chinese bank due 2006 through 2007 that requires quarterly interest payments, a $34.4 million loan facility with a Chinese bank due 2006 through 2013 that requires semiannual interest payments and $9.1 million of capital lease obligations.

(2)	The number of shares of our common stock outstanding as adjusted for this offering is based on the 312,347,743 outstanding shares at March 30, 2006 plus the shares to be sold in this offering. The share numbers above do not take into account:

•	2,410,786 shares of common stock issuable, as of March 30, 2006, upon the exercise of options granted prior to our initial public offering, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	27,422,256 shares of common stock issuable, as of March 30, 2006, upon the exercise of options granted after our initial public offering, at an average exercise price of $5.61 per share, under our 1999 Founders Stock Option Plan and our amended and restated 2000 Stock Incentive Plan;

•	22,470,014 additional shares of common stock reserved, as of March 30, 2006, for future issuance under our 1999 Founders Stock Option Plan, our amended and restated 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan;

•	26,490,074 shares of common stock issuable upon conversion of the 2024 notes; and

•	up to 16,637,473 shares of common stock issuable upon conversion of the 2025 notes (the number issuable if (a) the net share settlement feature of the notes were disregarded and the entire conversion value of the notes were deliverable in shares of common stock and (b) the maximum number of shares issuable as a result of a fundamental change were to become issuable).

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003, during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2003:
First Quarter	$1.95	$1.04
Second Quarter	2.71	1.03
Third Quarter	5.46	2.69
Fourth Quarter	7.05	4.19
Year Ended December 31, 2004:
First Quarter	$9.00	$6.35
Second Quarter	7.89	4.22
Third Quarter	4.00	2.57
Fourth Quarter	4.54	3.02
Year Ended December 31, 2005:
First Quarter	$4.90	$3.32
Second Quarter	5.00	2.88
Third Quarter	5.87	4.44
Fourth Quarter	6.18	4.33
Year Ended December 31, 2006:
First Quarter	$7.56	$5.77
Second Quarter (through April 6, 2006)	7.45	7.11

A recent reported last sale price for our common stock as reported on the Nasdaq National Market is set forth on the cover page of this prospectus supplement. On March 30, 2006, there were approximately 244 holders of record of our common stock and 312,347,743 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

THE UNDERWRITER

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) has agreed to purchase, and we have agreed to sell, 10,500,000 shares of common stock.

The underwriting agreement provides that the obligations of Morgan Stanley to pay for and accept delivery of the common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. Morgan Stanley is obligated to take and pay for all of the common stock offered by this prospectus if any shares of common stock are taken. However, Morgan Stanley is not required to take or pay for any shares covered by the option to purchase additional shares as described below.

Morgan Stanley initially proposes to offer part of the common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.084 per share. The offering price and other selling terms may from time to time be varied by Morgan Stanley.

We have granted to Morgan Stanley an option (exercisable for 30 days from the date of this prospectus supplement) to purchase, in the event Morgan Stanley sells more than 10,500,000 shares of common stock, up to an additional 1,131,063 shares at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions.

The following table shows the total underwriting discounts and commissions to be paid to Morgan Stanley by us for the common stock. These amounts are shown assuming both no exercise and full exercise of the option of Morgan Stanley to purchase up to an additional 1,131,063 shares of common stock.

Underwriting Discounts and Commissions Paid by Us	No Exercise	Full Exercise
Per Share	$0.14	$0.14
Total	$1,470,000	$1,628,349

We, our directors and executive officers and affiliates of Texas Pacific Group have agreed, without the prior written consent of Morgan Stanley, not to, during the period ending 30 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale by us of the shares to Morgan Stanley;

•	the granting of stock options or restricted stock units or the sale of stock pursuant to our existing employee benefit plans;

•	the sale of shares of common stock or other securities acquired in the open market by any person other than us after the completion of this offering;

•	the issuances by us of shares of common stock in connection with any acquisition of or merger with another company or the acquisition of assets, provided that each recipient of common stock agrees that these shares shall remain subject to the lock-up restrictions for the remainder of the period for which we are bound;

•	the sale of shares of common stock by our directors and executive officers under plans or agreements entered into prior to the date of this prospectus supplement meeting the requirements of Exchange Act Rule 10b5-1; or

•	certain other transfers and dispositions, provided that the recipient remains subject to the lock-up restrictions for the remainder of the lock-up period.

In addition, our directors and those officers that have agreed to the above restrictions will be permitted to sell or otherwise dispose of, in the aggregate, up to 200,000 shares of our common stock during the period from the second business day after the day on which the Company’s quarterly earnings for the first fiscal quarter of 2006 have been publicly released until the earlier of (i) the 30th day after the date of this prospectus supplement and (ii) May 31, 2006.

In order to facilitate the offering of the common stock, Morgan Stanley may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, Morgan Stanley may sell a greater amount of common stock than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the amount of common stock available for purchase by an underwriter under its option to purchase additional common stock. An underwriter can close out a covered short sale by exercising its option to purchase additional common stock or purchasing the common stock in the open market. In determining the source of common stock to close out a covered short sale, an underwriter will consider, among other things, the open market price of common stock compared to the price available under the over-allotment option. Morgan Stanley may also sell common stock in excess of the over-allotment option, creating a naked short position. An underwriter must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, Morgan Stanley may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. Morgan Stanley is not required to engage in these activities, and may end any of these activities at any time.

We have agreed to indemnify Morgan Stanley against certain liabilities, including liabilities under the Securities Act.

From time to time, Morgan Stanley and its affiliates have provided, and may provide in the future, investment banking services to us.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The underwriter has been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

63,250,000 Shares

ON SEMICONDUCTOR CORPORATION

Common Stock

We and the selling stockholder named in this prospectus may from time to time offer and sell up to an aggregate of 63,250,000 shares of our common stock, par value $.01 per share, including 17,250,000 shares owned by the selling stockholder, at prices and on terms to be determined at or prior to the time of sale. We will not receive any proceeds from the sale of shares by the selling stockholder.

We and the selling stockholder may from time to time offer and sell our respective shares of common stock, in the same offering or in separate offerings, to or through underwriters, dealers and agents or directly to purchasers. The names of any underwriters or agents involved in the sale of our common stock and their compensation will be described in the accompanying prospectus supplement.

This prospectus may not be used to consummate a sale of our common stock unless accompanied by a supplement to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”) using a shelf registration process. Under this process, ON Semiconductor and the selling stockholder may offer and sell from time to time up to an aggregate of 63,250,000 shares of common stock, including up to 17,250,000 shares owned by the selling stockholder.

This prospectus describes our common stock and the general manner in which we and the selling stockholder will offer our common stock. Each time shares of common stock are sold, we will provide a supplemental prospectus that describes the specific manner in which they may be offered. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “WHERE YOU CAN FIND MORE INFORMATION”, before making your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

ON Semiconductor files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included in this prospectus and each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. ON Semiconductor incorporates by reference into this prospectus the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2002.

•	Quarterly Reports on Form 10-Q for the quarters ended April 4, 2003, July 4, 2003 and October 3, 2003.

•	Proxy Statement filed with the SEC on April 9, 2003.

•	Current Reports on Form 8-K that were filed on January 29, 2003, February 7, 2003, February 18, 2003, March 4, 2003, March 18, 2003, September 3, 2003, September 9, 2003 (which Form 8-K filed on September 9, 2003 includes certain financial information that supersedes financial information included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended April 4, 2003), September 18, 2003, September 24, 2003, November 26, 2003, December 4, 2003 and January 2, 2004 (which Form 8-K filed on January 2, 2004 includes certain financial information that supersedes financial information included in our Annual Report on Form 10-K for the year ended December 31, 2002).

•	The description of our common shares contained in the Registration Statement on Form 8-A filed with the SEC on April 21, 2000.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-3437

investor@onsemi.com

ON SEMICONDUCTOR CORPORATION

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets including wireless communications, consumer electronics, automotive and industrial electronics and networking and computing. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the complementary parts that deliver system level functionality and design solutions. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

USE OF PROCEEDS

Except as may be otherwise set forth in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of these securities for general corporate purposes, which may include the repayment of indebtedness. We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholder.

SELLING STOCKHOLDER

TPG Advisors II, Inc. may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 17,250,000 shares of our common stock. All of the shares of common stock being registered for sale by the selling stockholder were issued in connection with our August 4, 1999 recapitalization (“August 1999 Recapitalization”). Our registration of up to 17,250,000 shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of such shares of common stock.

Beneficial Ownership

The following table sets forth, as of December 29, 2003, the number of shares of our common stock that the selling stockholder beneficially owns and the number of shares being registered for sale by the selling stockholder. The percentage of outstanding shares beneficially owned before the offering is based on 259,763,039 shares of common stock outstanding as of December 29, 2003 and assumes the conversion to common stock of our Series A preferred stock. The number and percentage of shares beneficially owned after the offering also assumes the sale of the 63,250,000 shares of common stock offered by us and the selling stockholder.

Name	Shares Beneficially Owned Prior to the Offering (1)		Maximum Number of Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
TPG Advisors II, Inc. 201 Main Street, Suite 2420 Fort Worth, Texas 76102	167,595,207	64.5%	17,250,000	150,345,207	49.2%

(1)	The shares of common stock indicated as beneficially owned by TPG Advisors II, Inc. include (a) 124,999,433 shares of common stock directly held by TPG Semiconductor Holdings LLC and (b) 42,595,774 shares of common stock that TPG ON Holdings LLC has the right to acquire upon conversion of Series A preferred stock, which includes 7,134,781 shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after December 29, 2003. At the option of its holder, each share of Series A preferred stock is convertible into a number of shares of common stock determined by dividing (a) its stated value of $10,000, plus accrued and unpaid dividends, by (b) the conversion price of $2.82, which is subject to specified anti-dilution adjustments. TPG Advisors II, Inc. indirectly controls both TPG Semiconductor Holdings LLC and TPG ON Holdings LLC. The foregoing entities are affiliated with the Texas Pacific Group.

Certain Relationships and Related Transactions

Immediately prior to our August 1999 Recapitalization, we were a wholly owned subsidiary of Motorola, Inc. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As part of the August 1999 Recapitalization, an affiliate of Texas Pacific Group purchased a portion of our common stock from Motorola. As a result, Texas Pacific Group’s affiliate became the beneficial owner of approximately 91%, and Motorola was the beneficial owner of approximately 9% of our common stock. As of December 29, 2003, Texas Pacific Group was the beneficial owner of 64.5% of our common stock, assuming conversion of Series A preferred stock and including shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after December 29, 2003. As a result of the August 1999 Recapitalization, we agreed to pay Texas Pacific Group a management fee of not more than $2 million annually. Three of our Directors, Richard Boyce, Justin Chang and John Marren, are also Texas Pacific Group partners. Another Director, William Franke, is the beneficial owner of a minority equity interest in TPG Semiconductor Holdings LLC, our majority stockholder, an equity partner with Texas Pacific Group in other investment entities, and a former President, Chief Executive Officer and Chairman of America West Holdings Corp., a company in which Texas Pacific Group has a controlling interest.

In connection with the amendment to our senior bank facilities in August 2001, Texas Pacific Group agreed that all management fees payable by us to Texas Pacific Group or its affiliates will accrue and not be payable in cash until our quarterly financial statements establish compliance with certain financial ratios. Prior to such time, however, we may pay management fees to Texas Pacific Group or its affiliates with our common stock or warrants in respect of our common stock. Texas Pacific Group subsequently agreed that these fees will not accrue during the period in which we are not permitted to pay such fees in cash. No Texas Pacific Group management fee was paid or incurred during 2002 or 2003.

On September 7, 2001, TPG ON Holdings LLC purchased 10,000 shares of our Series A preferred stock for $100.0 million in cash. The Series A preferred stock was sold to TPG ON Holdings LLC in a private offering exempt from registration under the Securities Act of 1933. Each share of Series A preferred stock is convertible at the option of the holder any time into shares of common stock at a conversion price of $2.82 per share of common stock, representing a $0.37 discount from the closing price per share price of our common stock on the issuance date, subject to specified anti-dilution adjustments. As of December 29, 2003, the shares of Series A preferred stock were convertible into 42,595,774 shares of our common stock, including shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after December 29, 2003. At any time on or after the eighth anniversary of the issuance date of the Series A preferred stock, the holders may require that we redeem their shares at a redemption price per share equal to the greater of (i) the stated value of the Series A preferred stock plus all accrued and unpaid dividends thereon or (ii) 50% of the then current market price of the common stock (based upon the average closing price of the common stock over the preceding 30 trading days) and other assets and property, if any, into which one share of Series A preferred stock is then convertible. Upon a change in control, the holders of the Series A preferred stock may “put” their shares to us at 101% of the stated value plus accumulated and unpaid dividends. TPG ON Holdings LLC was also granted registration rights in respect of the common stock underlying the Series A preferred stock. On November 14, 2001, we filed a registration statement to register for future resale the common stock that is issuable upon the future conversion by TPG ON Holdings LLC of the Series A preferred stock. The holders of the Series A preferred stock will be entitled to vote with the holders of the common stock as a single class. As of the issuance date, each share of Series A preferred stock was entitled to approximately 3,135 votes, subject to certain adjustments for accumulated dividends and those made in accordance with the anti-dilution provisions. As the holder of our Series A preferred stock, TPG ON Holdings LLC is entitled to designate two Directors to serve on our Board of Directors for so long as TPG ON Holdings LLC and its affiliates beneficially own at least 50% of the Series A preferred stock. In connection with the Texas Pacific Group investment, the Board of Directors appointed a Special Independent Committee, which was comprised solely of independent Directors, to negotiate, consider and recommend approval or disapproval of the proposed investment transaction. The Special Independent Committee engaged an investment banker and independent legal counsel to assist in its negotiation and consideration of the Texas Pacific Group investment. The investment banker rendered an opinion that the Texas Pacific Group investment was fair, from a financial point of view, to holders of our common stock other than Texas Pacific Group. The Special Independent Committee unanimously recommended the approval and adoption of the Texas Pacific Group investment by the Board of Directors. For further information with respect to the Series A preferred stock, see our Form 8-K Current Report filed with the SEC on September 7, 2001.

DESCRIPTION OF COMMON STOCK

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 500,000,000 shares of common stock, par value $.01 each. At December 29, 2003, we had outstanding 259,763,039 shares of common stock (assuming conversion of our Series A preferred stock) and had reserved approximately 43,250,000 shares of common stock for issuance with respect to our various employee benefit plans.

Subject to the prior dividend rights of the holders of shares of our Series A preferred stock and any other shares of preferred stock from time to time outstanding, holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A preferred stock restricts our ability to pay cash dividends to our common stockholders.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor, after the satisfaction in full of the liquidation preferences of holders of shares of our Series A preferred stock and any other shares of preferred stock then outstanding, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

PLAN OF DISTRIBUTION

ON Semiconductor or the selling stockholder may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of such shares and any proceeds to us from such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the shares of common stock offered thereby. If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

ON Semiconductor or the selling stockholder may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by us or by the selling stockholder to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

If so indicated in a prospectus supplement, we or the selling stockholder will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase shares of common stock providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the number of shares that may be purchased by any such institutional investor or on the number of shares that may be sold pursuant to such arrangements.

Institutional investors to which such offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions we may approve. The obligations of any such purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•	at the time of delivery the purchase of the shares of common stock by an institution will not be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the shares of common stock are being sold to underwriters, ON Semiconductor or the selling stockholder will have sold to such underwriters the total number of shares less the number of shares covered by such arrangements.

Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of ON Semiconductor, the selling stockholder or such institutional investors.

Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts we or the selling stockholder enter into from time to time with a financial institution. The financial institution may be deemed to be an underwriter or may be deemed to be a selling stockholder. If any such sales are conducted, whether the third party is deemed to be an underwriter or a selling stockholder, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter or selling stockholder;

•	the number of shares being sold;

•	the aggregate number of shares held by the financial institution before and after the proposed sale; and

•	any material arrangements between us or the selling stockholder and the financial institution within the past three years.

In connection with an offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of common stock sold by or for the account of the underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

Agents and underwriters may be entitled under agreements entered into with ON Semiconductor or the selling stockholder to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, ON Semiconductor or the selling stockholder in the ordinary course of business.

LEGAL MATTERS

Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of the securities for us.

EXPERTS

The consolidated financial statements and financial statement schedule of ON Semiconductor Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated by reference in this prospectus from ON Semiconductor Corporation’s Current Report on Form 8-K dated September 9, 2003, have been so incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting. The separate financial statements of (a) Semiconductor Components Industries, LLC, SCG Malaysia Holdings Sdn. Bhd. and SCG Philippines, Incorporated as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, and (b) ON Semiconductor Trading Ltd. as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 and for the period from October 27, 2000 through December 31, 2000, incorporated in this prospectus by reference from ON Semiconductor Corporation’s Current Report on Form 8-K dated January 2, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.